SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HILAND HOLDINGS GP, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		59,600 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,481,350 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,600 Common Units

WITH	10	SHARED DISPOSITIVE POWER

8,481,350 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,540,950 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

39.5%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Gas Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,481,350 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,481,350 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,481,350 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

39.3%

14	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

EXPLANATORY NOTE
     This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement originally filed on October 5, 2006 (the “Schedule 13D”) by Harold Hamm relating to common units (“Common Units”) of Hiland Holdings GP, LP (the “Issuer”). That Schedule 13D is hereby amended and supplemented as set forth below. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
     Mr. Hamm and Continental Gas Holdings, Inc. (“Continental Gas” and, together with Mr. Hamm, the “Reporting Persons”), intend to participate with Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”) in a proposed transaction to acquire all of the outstanding Common Units of the Issuer not owned by Mr. Hamm, Mr. Hamm’s affiliates or the Trusts at a cash purchase price of $3.20 per Common Unit. Promptly after the filing of this Amendment No. 1, the persons participating in such proposed transaction, including the Reporting Persons, intend to file a group statement on Schedule 13D (the “Group Schedule 13D”) with respect to the merger proposal. Once the Group Schedule 13D is filed, the Schedule 13D shall be deemed amended and supplemented by the Group Schedule 13D and any and all amendments thereto, and no separate amendments to the Schedule 13D will be made unless or until the Group Schedule 13D is no longer applicable. Readers are directed to the Group Schedule 13D and any and all amendments thereto for future information regarding the Reporting Persons with respect to the Common Units of the Issuer.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(c)	(i)	Harold Hamm 302 North Independence Enid, Oklahoma 73701

Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc., the Chairman of the Board of Directors of each of Hiland Partners GP Holdings, LLC (“Holdings GP”), the general partner of the Issuer, and Hiland Partners GP, LLC (“Hiland GP”), the general partner of Hiland Partners, LP (“Hiland”).

	(ii)	Continental Gas Holdings, Inc., a Delaware corporation with its principal office located at 302 North Independence, Enid, Oklahoma 73701, is principally engaged in the business of owning limited partner interests in the Issuer.
     (d) Neither Mr. Hamm nor Continental Gas has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither Mr. Hamm nor Continental Gas has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Hamm is a United States citizen.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors of, and each person controlling, Continental Gas, as applicable, required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated herein by reference. With the exception of Mr. Hamm who is identified herein as a Reporting Person, such persons listed on Schedule 1 are collectively referred to herein as the “Listed Persons”. To Continental Gas’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     On September 25, 2006, Continental Gas received 8,443,076 Common Units in consideration for its contribution to the Issuer of (i) 271,082 common units representing limited partner interests in Hiland (“HLND Units”), (ii) 2,646,749 subordinated units representing limited partner interests in Hiland (“Subordinated Units”) and (iii) its approximately 61.4% Class B membership interest in Hiland GP, the general partner of Hiland, in connection with the Issuer’s formation and initial public offering. Mr. Hamm is the controlling stockholder of Continental Gas through his ownership of approximately 90.7% of the outstanding common stock of Continental Gas.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     Pursuant to the Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 26, 2006 (the “Partnership Agreement”), Holdings GP manages the operations and activities of the Issuer through its Board, on which Mr. Hamm serves as Chairman of the Board. HH GP Holding, LLC (“Holding LLC”), to which Mr. Hamm is the sole member, owns 100% of Holdings GP.
     Through his position as a member of the Board and as the indirect sole owner of Holdings GP, Mr. Hamm has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Persons’ investment.
     Pursuant to the terms of the Partnership Agreement, among other conditions, Holdings GP may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding Common Units, including units held by the General Partner and its affiliates, vote to approve such removal.
     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q, filed with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2006, which is incorporated in its entirety in this Item 4.
     The Reporting Persons intend to participate with Bert Mackie, the trustee of the Trusts, in a proposal to acquire all of the outstanding Common Units of the Issuer. Promptly after the filing of this Amendment No. 1, the persons participating in such proposed transaction, including the Reporting Persons, intend to file a Group Schedule 13D with respect to such proposed transaction.
     The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b)	(i)	Mr. Hamm directly beneficially owns 59,600 Common Units, or 0.2% of the Common Units outstanding. Mr. Hamm has sole voting and dispositive power with respect to such Common Units. Mr. Hamm also indirectly beneficially owns 8,481,350 Common Units, or 39.3% of the Common Units outstanding. Mr. Hamm has shared voting and dispositive power with respect to such Common Units with Continental Gas. In the aggregate, Mr. Hamm beneficially owns 8,540,950 Common Units, or 39.5% of the Common Units outstanding.
(ii)	Continental Gas directly beneficially owns 8,481,350 Common Units, or 39.3% of the Common Units outstanding. Continental Gas has shared voting and dispositive power with respect to all of such Common Units with Mr. Hamm.

(iii)	Please see the information in Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
(c)	None.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:
     Also in connection with the Issuer’s formation and initial public offering, 155,695 and 94,337 Class B common units of the Issuer were issued to senior executives Randy Moeder and Ken Maples, respectively, in consideration for their unvested interests in Hiland GP. The Class B common units had substantially identical rights to the Common Units and, upon vesting, became convertible at the election of the holder into Common Units. Prior to conversion, Messrs. Moeder and Maples were not entitled to transfer the Class B common units. The Class B common units vested in equal increments on February 15, 2007 and February 15, 2008. 60,372 of these Class B Units were forfeited by Mr. Moeder upon his resignation in April 2007 and those units were transferred to the other Contributing Parties under the terms of the Contribution Agreement. By February 15, 2008, all issued and outstanding Class B Common Units were converted into Common Units.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2	Contribution Agreement among Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Hiland Partners GP, Inc., Continental Gas Holdings, Inc., HH GP Holding, LLC, Harold Hamm DST Trust, Harold Hamm HJ Trust, Randy Moeder, Equity Financial Services, Inc. and Ken Maples dated May 24, 2006 (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-1 (File No. 333-134491)).

Exhibit 99.3	Amendment No. 1 dated September 12, 2006 to Contribution Agreement among Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Hiland Partners GP, Inc., Continental Gas Holdings, Inc., HH GP Holding, LLC, Harold Hamm DST Trust, Harold Hamm HJ Trust, Randy Moeder, Equity Financial Services, Inc. and Ken Maples dated May 24, 2006 (incorporated by reference to Exhibit 2.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-134491)).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Harold Hamm
Harold Hamm

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	CONTINENTAL GAS HOLDINGS, INC.
	By:	/s/ Harold Hamm
		Name:	Harold Hamm
		Title:	Chairman, Chief Executive Officer and President

SCHEDULE 1
Board of Directors and Executive Officers of Continental Gas Holdings, Inc.

			Principal
	Principal Business /		Occupation /	Amount of Common Units
Name	Principal Office Address	Position	Employment	Beneficially Owned	Percent of Class

Harold Hamm	302 North Independence Enid, Oklahoma 73701	Sole Director	Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; Chairman of the Board of Directors of each of Holdings GP and Hiland GP	8,540,950	39.5%

Joseph L. Griffin	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chief Executive Officer and President	Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP	0	0%

Matthew S. Harrison	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chief Financial Officer, Vice President-Finance and Secretary	Chief Financial Officer, Vice President-Finance, Secretary and Director of each of Holdings GP and Hiland GP	0	0%

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2	Contribution Agreement among Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Hiland Partners GP, Inc., Continental Gas Holdings, Inc., HH GP Holding, LLC, Harold Hamm DST Trust, Harold Hamm HJ Trust, Randy Moeder, Equity Financial Services, Inc. and Ken Maples dated May 24, 2006 (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-1 (File No. 333-134491)).

Exhibit 99.3	Amendment No. 1 dated September 12, 2006 to Contribution Agreement among Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, Hiland Partners GP, Inc., Continental Gas Holdings, Inc., HH GP Holding, LLC, Harold Hamm DST Trust, Harold Hamm HJ Trust, Randy Moeder, Equity Financial Services, Inc. and Ken Maples dated May 24, 2006 (incorporated by reference to Exhibit 2.3 of the Issuer’s Registration Statement on Form S-1 (File No. 333-134491)).